UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Shelter Acquisition Corporation I
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

822821104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Shelter Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,984,135(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,984,135(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,984,135(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 35.09%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 11,984,135 shares of Class A Common Stock acquirable in respect of (i) 5,301,186 shares of Class B Common Stock, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s shares of Class A Common Stock and (ii) 6,682,949 private placement warrants to acquire shares of Class A Common Stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)	Calculated based on (i) 22,164,744 shares of Class A Common Stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 11,984,135 shares of Class A Common Stock issuable in connection with the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons Christopher Keber
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,984,135(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,984,135(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,984,135(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 35.09%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 11,984,135 shares of Class A Common Stock acquirable in respect of (i) 5,301,186 shares of Class B Common Stock, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s shares of Class A Common Stock and (ii) 6,682,949 private placement warrants to acquire shares of Class A Common Stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)	Calculated based on (i) 22,164,744 shares of Class A Common Stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 11,984,135 shares of Class A Common Stock issuable in connection with the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons John R Chandler
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,984,135(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,984,135(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,984,135(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 35.09%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 11,984,135 shares of Class A Common Stock acquirable in respect of (i) 5,301,186 shares of Class B Common Stock, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s shares of Class A Common Stock and (ii) 6,682,949 private placement warrants to acquire shares of Class A Common Stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)	Calculated based on (i) 22,164,744 shares of Class A Common Stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 11,984,135 shares of Class A Common Stock issuable in connection with the Class B Shares and Private Placement Warrants.

Item 1(a).	Name of Issuer

Shelter Acquisition Corporation I

Item 1(b).	Address of the Issuer’s Principal Executive Offices

6 Midland Street, #1726

Quogue, NY 11959

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Shelter Sponsor LLC
(ii)	Christopher Keber
(iii)	John R Chandler

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

6 Midland Street, #1726

Quogue, NY 11959

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

822821104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The securities reported herein are held directly by the Shelter Sponsor LLC (“Sponsor”). Christopher Keber and John R Chandler have voting and investment discretion with respect to securities held by the Sponsor and therefore may be deemed to have shared beneficial ownership of the reported securities. This Statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2022

Shelter Sponsor LLC

/s/ Christopher Keber
Name:	Christopher Keber
Title:	Managing Member

/s/ Christopher Keber
Name:	Christopher Keber

/s/ Christopher Keber
Name:	John R. Chandler
By:	Christopher Keber, as Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 3, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A shares of Common Stock, par value $0.0001 per share, of Shelter Acquisition Corporation I (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 3, 2022

Shelter Sponsor LLC

/s/ Christopher Keber
Name:	Christopher Keber
Title:	Managing Member

/s/ Christopher Keber
Name:	Christopher Keber

/s/ Christopher Keber
Name:	John R. Chandler
By:	Christopher Keber, as Attorney-in-Fact